Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2017	2016

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$724,266	$637,243
Exploration and Production and Other Revenues	636,003	622,246
Pipeline and Storage and Gathering Revenues	212,396	205,715
	1,572,665	1,465,204

Operating Expenses:
Purchased Gas	242,505	155,985
Operation and Maintenance:
Utility and Energy Marketing	201,984	195,647
Exploration and Production and Other	139,717	178,161
Pipeline and Storage and Gathering	93,457	84,874
Property, Franchise and Other Taxes	82,974	85,380
Depreciation, Depletion and Amortization	228,113	285,223
Impairment of Oil and Gas Producing Properties	115,413	1,838,803
	1,104,163	2,824,073

Operating Income (Loss)	468,502	(1,358,869)

Other Income (Expense):
Interest Income	4,150	4,695
Other Income	7,523	11,122
Interest Expense on Long-Term Debt	(115,997)	(110,595)
Other Interest Expense	(2,914)	(3,798)

Income (Loss) Before Income Taxes	361,264	(1,457,445)

Income Tax Expense (Benefit)	137,234	(639,812)

Net Income (Loss) Available for Common Stock	$224,030	$(817,633)

Earnings (Loss) Per Common Share:
Basic:
Net Income (Loss) Available for Common Stock	$2.63	$(9.66)

Diluted:
Net Income (Loss) Available for Common Stock	$2.61	$(9.66)

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	85,114,029	84,620,502

Used in Diluted Calculation	85,738,474	84,620,502